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The Government's Financial Position in 2002-2003
and Public Sector Borrowings

The government's financial transactions	1
Budgetary revenue	3
Budgetary expenditure	6
Non-budgetary transactions	7
Financing	8
Borrowings	9
Repayment of borrowings	12
Total government debt	12
Structure of debt	13
Public sector borrowings, investments and debt	14
Public sector borrowings and investments	14
Long-term public sector debt	17
Historical data and preliminary results	19
Financial transactions of the gouvernement du Québec
— Summary	19
— Budgetary revenue	20
— Budgetary expenditure	21
— Non-budgetary transactions	22
— Financing transactions	24
Borrowings for the Consolidated Revenue Fund in 2002-2003	25
Borrowings for the Financing Fund in 2002-2003	26
Borrowings by Financement-Québec in 2002-2003	27
Borrowings by Hydro-Québec in 2002	28

The government's financial transactions1

        The zero deficit forecast announced for the 2002-2003 fiscal year in the Supplementary Statement of March 19, 2002 is maintained.

        Consolidated budgetary revenue for fiscal 2002-2003 is revised to $52 820 million, $913 million more than anticipated in the March 2002 Supplementary Statement. This increase in revenue can be explained by the upward adjustment of $647 million in own-source revenue and of $266 million in federal transfers.

        Consolidated budgetary expenditure amounts to $52 820 million in 2002-2003, $913 million more than forecast in the Supplementary Statement of March 2002. This growth in expenditure stems from an $827-million increase in operating expenditures and an $86-million rise in debt service.

        Consolidated net financial requirements are revised to $1 927 million, an increase of $1 055 million compared with the figure announced in the March 2002 Supplementary Statement. The net financial requirements of consolidated organizations thus amount to $1 627 million and those of the Consolidated Revenue Fund to $300 million.

        With respect to financing transactions, the change in direct debt is adjusted upward by $4 035 million compared with the forecast in the Supplementary Statement of March 19, 2002. This increase can be attributed to pre-financing carried out in 2002-2003.

1
The data in this section have been adjusted, for purposes of comparison, on the basis of the 2003-2004 budgetary and financial structure.

1

TABLE 2.1

GOUVERNEMENT DU QUÉBEC

SUMMARY OF CONSOLIDATED FINANCIAL TRANSACTIONS1
(in millions of dollars)

	2001-2002	2002-2003
	Actual results	Supplementary Statement 2002-03-19	Preliminary results[2]	Change compared with Statement
Budgetary transactions
Own-source revenue	41 004	43 065	43 712	647
Federal transfers	9 305	8 842	9 108	266

Total revenue	50 309	51 907	52 820	913

Operating expenditure	-43 976	-44 713	-45 540	-827
Debt service	-7 261	-7 194	-7 280	-86

Total expenditure	-51 237	-51 907	-52 820	-913

Budgetary reserve
Use of funds allocated to reserve to finance spending and maintain a balanced budget	950	—	—	—

Budgetary surplus	22	0	0	0

Non-budgetary transactions
Investments, loans and advances	-1 142	-1 661	-1 966	-305
Capital expenditures	-995	-1 674	-1 642	32
Retirement plans	2 089	1 975	1 987	12
Other accounts	-589	488	-306	-794

Non-budgetary requirements	-637	-872	-1 927	-1 055

Net financial requirements	-615	-872	-1 927	-1 055

Financing transactions
Change in cash position	132	2,044	-2 043	-4 087
Change in direct debt[3]	3 623	1 593	5 628	4 035
Retirement plans sinking fund[4]	-3 140	-2 765	-1 658	1 107

Total financing of transactions	615	872	1 927	1 055

Note: A negative entry indicates a financial requirement and a positive entry, a source of financing. For the change in cash position, a negative entry indicates an increase and a positive entry, a decrease.

The data have been adjusted, for purposes of comparison, on the basis of the 2003-2004 budgetary and financial structure. The adjustments required with regard to the data presented in the Supplementary Statement of March 19, 2002 stem from the implementation of the family policy regarding subsidized day care spaces in day care centres, which increases both revenue and expenditure by $9 million.

2
The preliminary results for 2002-2003 are based on actual data recorded from April 2002 to January 2003 and on an estimate, as at February 28, 2003, of the February and March results for which transactions will be posted to 2002-2003 transactions up to the closing of the books.

3
The change in direct debt includes new borrowings less repayment of borrowings.

4
This sinking fund receives amounts to be used to cover retirement benefits payable by the government under the public and parapublic sector retirement plans. The income from this fund is accumulated in it and subtracted from the interest expenditure recorded with regard to the retirement plans liability.

Budgetary revenue

        In regard to budgetary revenue, the Supplement to the 2002-2003 Budget anticipated $43 065 million in own-source revenue and $8 842 million in federal transfers. The forecast for own-source revenue is adjusted upward by $647 million, while that for federal transfers is raised by $266 million.

Own-source revenue

        As for own-source revenue, the supplementary revenue expected from consumption taxes and government enterprises is partly offset by lower revenue from other sources, particularly corporate taxes.

TABLE 2.2

SUMMARY OF THE CHANGE IN OWN-SOURCE REVENUE
(in millions of dollars)

	2001-2002	2002-2003
	Actual results	Supplementary Statement 2002-03-19	Preliminary results	Change compared with Statement		Change compared with 2001-2002
						%
Personal income tax	15 923	16 342	16 207	-135		1.8
Health Services Fund	4 291	4 594	4 496	-98		4.8
Corporate taxes	4 029	4 350	3 681	-669		-8.6
Consumption taxes	9 745	10 290	11 100	810	[1]	13.9
Other sources	2 345	2 389	2 339	-50		-0.3
Government enterprises	2 731	3 215	3 817	602		39.8
Consolidated organizations	1 940	1 885	2 072	187		6.8

Total own-source revenue	41 004	43 065	43 712	647		6.6

1
Including $185 million for the increase in the tax on tobacco products announced last June 17.

        The preliminary results for personal income tax indicate that revenue is down by $135 million compared with the figure announced in the Supplement to the 2002-2003 Budget. Compilation of 2001 income tax returns since the beginning of the year shows higher-than-anticipated refunds, owing mainly to the decline of over 40% in reported capital gains. This marked drop in capital gains has also led to a decrease in the tax instalments of taxpayers who sustained such losses, and the shortfall has been only partly offset by the supplementary tax receipts generated by the higher-than-expected employment level. Indeed, the increase in revenue stemming from job creation since the beginning of the year is limited, given that a larger proportion of new jobs are part-time (less than 25 hours per week) compared with those created in previous years. Furthermore, many of the new jobs have been created in small and medium-sized enterprises and the trade sector, where remuneration is lower on average. As for the $98-million decline in contributions to the Health Services Fund, it can be explained for the most part by adjustments to revenue for previous years.

        Corporate tax revenue is revised downward by $669 million, primarily because of several factors relating to the 2001 taxation year. On account of a downturn in profits in 2001, particularly in the information technology sector, businesses claimed large refunds in 2002-2003 for instalment overpayments in fiscal 2001-2002. Moreover, in accordance with the provisions of the corporate tax system, losses sustained in a given year can be applied against income tax paid over the three previous years or the seven subsequent years. Use of these provisions by businesses that incurred losses led to additional refunds in 2002-2003. Businesses also reduced their tax instalments for 2002, since the latter were based henceforth on their lower 2001 profits.

        Additional revenue of $810 million from consumption taxes stems mainly from a $609-million adjustment of the sales tax resulting from the vitality of consumer spending. In addition, revenue from the tobacco tax rose by $191 million, primarily because of the increase in the specific tax rate announced last June 17.

        The $50-million decrease in other sources can be attributed especially to lower revenue from natural resources. Such revenue is adjusted downward by $38 million, chiefly with regard to stumpage fees, owing to the impact of the countervailing duties imposed on softwood lumber exports to the United States. In addition, the unusually high number of forest fires in summer 2002 generated supplementary expenditures, thereby reducing net fees. The other adjustments are due to, among other things, interest income and sales of goods and services.

        The forecast for revenue from government enterprises is revised to $3 817 million, an increase of $602 million.

        This adjustment can be attributed notably to Hydro-Québec's profits, which were revised upward by $470 million, mostly because of an increase in electricity sales and favourable interest rates.

        The adjustment can also be explained by the $680 million in revenue resulting from the passage of the Act to amend the Act respecting occupational health and safety and other legislative provisions on December 19, 2002. Through this Act, the government complied with the request of the Commission de la santé et de la sécurité du travail (CSST) for greater autonomy in managing its resources. The activities of the CSST were thus transferred to a trust, the Fonds de la santé et de la sécurité du travail. Since trusts are excluded from the reporting entity, the government had to remove its investment in the CSST from its books.

        These increases were offset, however, by downward adjustments of revenue from other enterprises, particularly the Société générale de financement du Québec, resulting from the loss of $255 million related to some of its investments, including Magnola.

  Federal transfers

        Federal transfers should amount to $9 108 million for fiscal 2002-2003, an increase of $266 million compared with the forecast in the March 2002 Supplementary Statement.

TABLE 2.3

SUMMARY OF THE CHANGE IN FEDERAL TRANSFERS
(in millions of dollars)

	2001-2002	2002-2003
	Actual results	Supplementary Statement 2002-03-19	Preliminary results	Change compared with Statement	Change compared with 2001-2002
					%
Equalization	5 336	5 339	5 315	-24	-0.4
Canada Health and Social Transfer (CHST)	2 958	2 455	2 727	272	-7.8
Other transfers related to fiscal arrangements	27	15	34	19	25.9
Other programs	564	655	644	-11	14.2
Consolidated organizations	420	378	388	10	-7.6

Total federal transfers	9 305	8 842	9 108	266	-2.1

        Equalization revenue is $24 million lower than forecast in the Supplementary Statement of last March. This revision is due almost entirely to the negative impact on equalization of the solution adopted by the federal government to correct the error made by Canada Customs and Revenue Agency (CCRA).

        The upward revision of $272 million with respect to the Canada Health and Social Transfer (CHST) reflects essentially the downward adjustment of the tax transfer used to calculate the distribution of the program's envelope, which increases cash transfers to Québec accordingly.

Correction of the error made by Canada Customs and Revenue Agency

        From 1972 to 1999, Canada Customs and Revenue Agency (CCRA) made overpayments of more than $3.4 billion to four provinces in particular (Ontario, Manitoba, British Columbia and Alberta) in regard to personal income tax. On last September 4, the federal government announced, as part of a solution to the error, a change in the equalization formula retroactive to 2001-2002, which increased Québec's relative fiscal capacity and thus reduced its equalization entitlements.

        The negative impact of the federal solution to CCRA's error on Québec's equalization entitlements, originally estimated at $479 million in the Quarterly Presentation of Financial Transactions as at June 30, 2002, was reduced to $426 million in federal calculations of February 2003. As a result of pressure from Québec, the federal government decided to accelerate the updating of data used to calculate equalization entitlements with respect to the personal income tax base for 2002. This limited the impact of the correction of CCRA's error to $247 million in 2002-2003.

        The portion of this impact applicable to 2001-2002, or $215 million, will be posted to the debt representing accumulated deficits since it stems from the correction of an error relating to the previous year.

TABLE 2.4

IMPACT OF THE FEDERAL SOLUTION TO THE ERROR MADE BY
CANADA CUSTOMS AND REVENUE AGENCY
(in millions de dollars)

2002-2003
Quarterly Presentation of Financial Transactions as at June 30, 2002	-479
Federal calculations of February 2003	-426
Acceleration of the updating of data used by the federal government for 2002	179

Impact of the correction of CCRA's error on Québec's financial framework	-247
Breakdown:
Increase in the debt representing accumulated deficits stemming from the correction applicable to 2001-2002	-215
Decrease in equalization revenue stemming from the correction applicable to 2002-2003	-32

Budgetary expenditure

        The forecast for budgetary expenditure is revised to $52 820 million for fiscal 2002-2003, $913 million more than forecast in the Supplementary Statement of March 19, 2002. In all, there is a 3.1% increase in budgetary expenditure compared with 2001-2002.

TABLE 2.5

SUMMARY OF THE CHANGE IN BUDGETARY EXPENDITURE
(in millions of dollars)

	2001-2002	2002-2003
	Actual results	Supplementary Statement 2002-03-19	Preliminary results	Change compared with Statement	Change compared with 2001-2002
					%
Program spending objective	42 512	43 223	43 223	—	1.7
Increase in objective	—	—	881	881	—

Program spending	42 512	43 223	44 104	881	3.7
Consolidated organizations	1 464	1 490	1 436	-54	-1.9

Total operating expenditure	43 976	44 713	45 540	827	3.6

Debt service
Consolidated Revenue Fund
Direct debt service	3 970	3 829	3 927	98	-1.1
Retirement plans	2 717	2 668	2 706	38	-0.4

	6 687	6 497	6 633	136	-0.8
Consolidated organizations	574	697	647	-50	12.7

Total debt service	7 261	7 194	7 280	86	0.3

Total budgetary expenditure	51 237	51 907	52 820	913	3.1

Operating expenditure

        Operating expenditure is revised to $45 540 million, $827 million more than anticipated in the Supplementary Statement of March 19, 2002.

        This Budget announces an $881-million increase in the program spending objective in 2002-2003. This increase results from, among other things, additional expenditures of $285 million in the health and social services sector, including notably $69 million for improving services in the network and $144 million for the prescription drug insurance program. It is also due to an overrun of $140 million at the ministère de l'Emploi et Solidarité sociale engendered by the lower-than-anticipated decrease in the number of households on employment assistance and a $35-million increase at the ministère des Relations avec les citoyens et de l'Immigration mainly for the Duplessis orphans reconciliation program.

        Spending by consolidated organizations is revised downward by $54 million compared with the March 2002 Supplementary Statement.

Debt service

        Debt service is revised upward by $86 million compared with the forecast in the Supplementary Statement of March 19, 2002. It currently amounts to $7 280 million, of which $3 927 million is for direct debt service, $2 706 million for the interest on the net retirement plans liability and $647 million for the debt service of consolidated organizations.

        This adjustment is due notably to the weaker-than-anticipated Canadian dollar, especially in relation to the Swiss franc and the yen, and to the upward revision of net financial requirements.

Non-budgetary transactions

        Financial requirements stemming from non-budgetary transactions amount to $1 927 million, $1 055 million more than forecast in the March 2002 Supplementary Statement.

TABLE 2.6

SUMMARY OF NON-BUDGETARY TRANSACTIONS
(in millions of dollars)

	2002-2003
	Supplementary Statement 2002-03-19	Preliminary results	Change
Consolidated Revenue Fund
Investments, loans and advances
Government enterprises	-1 503	-1 653	-150
Municipalities, municipal bodies, individuals, corporations and others	-230	-207	23

	-1 733	-1 860	-127
Capital expenditures	-52	-53	-1
Retirement plans	1 975	1 987	12
Other accounts	386	3	-383

Total Consolidated Revenue Fund	576	77	-499
Consolidated organizations	-1 448	-2 004	-556

Non-budgetary requirements	-872	-1 927	-1 055

Note: A negative entry indicates a financial requirement and a positive entry, a source of financing.

        The preliminary results for investments, loans and advances in government enterprises indicate a $127-million increase in funding requirements compared with the initial forecasts. This difference can be attributed to a rise in the value of government investments engendered by the higher profits of these enterprises, particularly Hydro-Québec, which is partly offset by a decline in investments in their capital stock.

        The annual change in the retirement plans liability, estimated at $1 975 million in the Supplementary Statement, has been revised upward by $12 million, to $1 987 million. This change can be attributed to the $74-million rise in contributions by the government as employer, which is offset by the $62-million increase in benefits paid.

        Transactions related to other non-budgetary accounts represent year-to-year changes in these financial items. These accounts, which include, in particular, cash and bills on hand, outstanding cheques, accounts receivable and accounts payable, can fluctuate a great deal because of the variability of government cash inflow and disbursements. For 2002-2003, the balance of the other accounts shows a decrease of $383 million compared with the figure announced in the Supplementary Statement of March 19, 2002.

Financing

        Preliminary results show that the change in direct debt should amount to $5 628 million, $4 035 million more than anticipated in the Supplementary Statement of March 19, 2002. Borrowings in fiscal 2002-2003 will amount to $10 453 million ($8 614 million for the Consolidated Revenue Fund and $1 839 million for consolidated organizations), $4 705 million more than forecast. It should be noted that the Consolidated Revenue Fund obtained pre-financing of $4 053 million.

TABLE 2.7

SUMMARY OF CONSOLIDATED FINANCING TRANSACTIONS
(in millions of dollars)

	2002-2003
	Supplementary Statement 2002-03-19	Preliminary results	Change
Change in cash position
Consolidated Revenue Fund	1 178	-2 899	-4 077
Consolidated organizations	866	856	-10

Total change in cash position	2 044	-2 043	-4 087

Change in direct debt
Consolidated Revenue Fund
New borrowings	3 998	8 614	4 616
Repayment of borrowings	-2 911	-3 757	-846

	1 087	4 857	3 770

Consolidated organizations
New borrowings	1 750	1 839	89
Repayment of borrowings	-1 244	-1 068	176

	506	771	265

Total change in direct debt	1 593	5 628	4 035

Retirement plans sinking fund	-2 765	-1 658	1 107

Total financing of transactions	872	1 927	1 055

Note:	A negative entry indicates a financial requirement and a positive entry, a source of financing. For the change in cash position, a negative entry indicates an increase and a positive entry, a decrease.

Financing of the Consolidated Revenue Fund

        Preliminary results show that the change in the direct debt of the Consolidated Revenue Fund should amount to $4 857 million, an increase of $3 770 million compared with the figure announced in the Supplementary Statement of March 19, 2002. Borrowings in 2002-2003 will amount to $8 614 million, $4 616 million more than expected, mainly on account of pre-financing estimated at $4 053 million. This level of pre-financing will make it possible to cover financial requirements for the next fiscal year.

        Owing to pre-financing, the cash level will rise by $2 899 million, although a $1 178-million decrease was forecast.

Financing of consolidated organizations

        The change in the direct debt of consolidated organizations should amount to $771 million, $265 million more than anticipated.

Borrowings

        In all, the government contracted borrowings of $10 616 million in 2002-2003, of which $8 614 million was for Consolidated Revenue Fund needs and $2 002 million for the Financing Fund. The borrowings of the Financing Fund are used to meet the financial requirements of consolidated organizations ($1 839 million) and certain government enterprises ($163 million).

        In all, 73% of the financing program, or $7 764 million, was conducted in Canadian dollars. In regard to the main financial instruments used, the government carried out six public bond issues on the Canadian domestic market for a total of $3 038 million, and real return issues for a total of $833 million. In addition, two public issues in Canadian dollars were made on the European market for $300 million, and private-contract financing worth $638 million was carried out with the Caisse de dépôt et placement du Québec. Lastly, savings products sold by Épargne Placements Québec should provide the government with $557 million in financing.

        Borrowings totalling $2 852 million, or 27% of the financing program, were obtained in foreign currency as part of the government's financing sources diversification strategy. Two public bond issues and one private issue were made in foreign currency in 2002-2003. A global bond issue in US dollars for US$750 million (CAN$1 148 million) was carried out in July 2002. As well, a private issue for US$50 million (CAN$76 million) and a public bond issue for 1 billion euros (CAN$1 628 million) on the euro market were carried out in February 2003.

TABLE 2.8

SUMMARY OF BORROWINGS IN 2002-2003
(in millions of dollars)

Currency	Consolidated Revenue Fund		Consolidated organizations		Government enterprises	Total
							%
Canadian dollar
Public issues
Negotiable bonds	2 025		1 013		—	3 038	39.1
Real return bonds	833		—		—	833	10.7
Medium-term notes
On the Canadian market	853		—		—	853	11.0
On the European market	200		100		—	300	3.8
Private issues
Caisse de dépôt et placement du Québec	149		326		163	638	8.2
Canada Pension Plan Investment Fund	5		—		—	5	0.1
Savings products	557		—		—	557	7.2
Immigrant Investor Program	271		—		—	271	3.5
Change in Treasury bills outstanding	323		—		—	323	4.2
Change in debt resulting from currency swaps	946		—		—	946	12.2

Sub-total	6 162		1 439		163	7 764	73.1

US dollar
Public issue
Negotiable bonds	748	[1]	400	[1]	—	1 148	93.8
Private issue	76		—		—	76	6.2

Sub-total	824		400		—	1,224	11.5

Euro
Public issue	1 628		—		—	1,628	100.0

Sub-total	1 628		—		—	1 628	15.4

Total	8 614		1 839		163	10 616	100.0

1
The original borrowing was for US$750 million (CAN$1 148 million). An amount of CAN$400 million derived from this borrowing was advanced to the Financing Fund in order to be loaned to consolidated organizations.

YIELD ON LONG-TERM (10-YEAR) SECURITIES

YIELD SPREAD ON LONG-TERM (10-YEAR) SECURITIES

YIELD ON SHORT-TERM SECURITIES

Repayment of borrowings

        Preliminary results show that the repayment of borrowings of the Consolidated Revenue Fund and consolidated organizations for fiscal 2002-2003 amounts to $4 825 million, $670 million more than forecast in the Supplementary Statement of March 19, 2002.

Repayment of borrowings of the Consolidated Revenue Fund

        The repayment of borrowings of the Consolidated Revenue Fund for fiscal 2002-2003 amounts to $3 757 million, $846 million more than anticipated. This increase is explained by, among other things, the additional revenue in the sinking fund for government borrowings, which is recorded as a repayment, and the exercise of a call option on bonds in yen.

Repayment of borrowings of consolidated organizations

        The repayment of borrowings of consolidated organizations amounts to $1 068 million in 2002-2003, a decrease of $176 million compared with the figure anticipated.

Total government debt

        The government's total debt consists of the consolidated direct debt and the net retirement plans liability. The consolidated direct debt is the sum of the direct debt of the Consolidated Revenue Fund and the debt of consolidated organizations. As for the net retirement plans liability, it consists of the retirement plans liability minus the balance of the retirement plans sinking fund (RPSF), an asset that may eventually be used to pay the retirement benefits of public and parapublic sector employees.

        The government's consolidated direct debt should amount to $74 390 million as at March 31, 2003, or $68 932 million as direct debt of the Consolidated Revenue Fund and $5 458 million as debt of the consolidated organizations.

        It should be noted that an amount of $4 053 million included in the consolidated direct debt represents pre-financing in 2002-2003 that will be used to cover part of the borrowings to be made in 2003-2004.

        The net retirement plans liability should total $38 389 million as at March 31, 2003 and consists of $50 246 million as the retirement plans liability minus the value of the RPSF, or $11 857 million.

        Excluding pre-financing, the government's total debt should thus be $108 726 million as at March 31, 2003.

TABLE 2.9

TOTAL ANTICIPATED GOVERNMENT DEBT AS AT MARCH 31, 2003
(in millions of dollars)

Consolidated direct debt
	Consolidated Revenue Fund	Consolidated organizations	Total	Net retirement plans liability	Total debt
Anticipated debt as at March 31, 2003	68 932	5 458	74 390	50 246	124 636
Retirement plans sinking fund	—	—	—	-11 857	-11 857

Sub-total	68 932	5 458	74 390	38 389	112 779
Pre-financing	-4 053	—	-4 053	—	-4 053

Total	64 879	5 458	70 337	38 389	108 726

Note: The debt in foreign currency is expressed in the Canadian equivalent based on the exchange rates in effect on February 28, 2003.

Structure of debt

        As at March 31, 2003, the proportion of the direct debt of the Consolidated Revenue Fund in Canadian dollars should amount to 80.1% and the proportion in foreign currency, 19.9%. In addition, as at March 31, 2003, the share at fixed interest rates and the share at variable interest rates should be 67.6% and 32.4% respectively.

ANTICIPATED STRUCTURE OF THE DIRECT DEBT OF THE CONSOLIDATED REVENUE
FUND AS AT MARCH 31, 20031

BY CURRENCY	BY INTEREST RATE

1
As at March 31, 2003, the proportion of managed debt (direct debt of the Consolidated Revenue Fund and that incurred to make advances to the Financing Fund) in Canadian dollars should amount to 83.0% and the proportion at fixed rates, 71.1%.

        Including the debt of consolidated organizations and the net retirement plans liability, the proportion of the total debt in Canadian dollars should amount to 87.7% and that in foreign currency, 12.3% as at March 31, 2003.

TABLE 2.10

ANTICIPATED STRUCTURE OF THE TOTAL DEBT AS AT MARCH 31, 2003
(in millions of dollars)

	Consolidated direct debt
						Net retirement plans liability
Currency	Consolidated Revenue Fund	%	Consolidated organizations	Total	%		Total debt	%
Canadian dollar	55 219	80.1	5 343	60 562	81.4	38 389	98 951	87.7
US dollar	2 805	4.1	115	2 920	3.9	—	2 920	2.6
Yen	8 391	12.2	—	8 391	11.3	—	8 391	7.5
Swiss franc	2 517	3.6	—	2 517	3.4	—	2 517	2.2

Sub-total	68 932	100.0	5 458	74 390	100.0	38 389	112 779	100.0

Pre-financing	-4 053		—	-4 053		—	-4 053

Total	64 879		5 458	70 337		38 389	108 726

Note: The debt in foreign currency is expressed in the Canadian equivalent based on the exchange rates in effect on February 28, 2003.

PUBLIC SECTOR BORROWINGS, INVESTMENTS AND DEBT

Public sector borrowings and investments

        The preliminary results for 2002-2003 show that gross long-term public sector borrowings should amount to $17 176 million.

        Gross borrowings in Canadian dollars should total $12 989 million, or 75.6% of total borrowings by the public sector. Gross borrowings in US dollars should reach $2 109 million, or 12.3% of the total, while those in other currencies should amount to $2 078 million, or 12.1% of public sector borrowings as a whole.

TABLE 2.11

NET LONG-TERM PUBLIC SECTOR BORROWINGS
(in millions of dollars)

	1998-1999	1999-2000	2000-2001	2001-2002	2002-2003[1]
Gross borrowings
Government[2]	8 670	5 644	8 224	8 438	9 162
Educational institutions	341	1 366	1 540	1 179	2 043
Health and social services institutions	80	66	528	429	1 143
Hydro-Québec[3]	1 961	2 212	2 124	3 388	1 923
Other government enterprises	500	488	16	274	171
Municipalities and municipal bodies	2 409	2 594	2 488	2 595	2 734

Total gross borrowings	13 961	12 370	14 920	16 303	17 176

Repayment of borrowings	11 362	12 473	13 103	12 956	10 934

Sub-total	2 599	-103	1 817	3 347	6 242

Pre-financing
for the current year	-2 831	-506	-1 475	-1 154	-4 053
for the previous year	—	2 831	506	1 475	1 154

Net long-term borrowings	-232	2 222	848	3 668	3 343

1
Preliminary results.

2
Amounts borrowed to cover the requirements of the Consolidated Revenue Fund and consolidated organizations, excluding net amounts received under interest rate and currency swap agreements, which explains the difference between this list and the list of borrowings given later in this text. These amounts also exclude borrowings made to cover the requirements of certain government enterprises and Financement-Québec, which are distributed among the organizations and networks for which they are intended.

3
Amounts borrowed as at December 31 of each year.

        When pre-financing is considered in relation to the years to which it applies, net long-term public sector borrowings are estimated at $3 343 million in 2002-2003, a decrease of $325 million compared with the previous year. Consequently, the ratio of net long-term borrowings to gross domestic product should fall from 1.60% of GDP in 2001-2002 to 1.39% in 2002-2003.

GROSS PUBLIC SECTOR BORROWINGS BY CURRENCY
(in millions of dollars)

1
Preliminary results.

NET LONG-TERM PUBLIC SECTOR BORROWINGS1
(as a percentage of GDP)

1
Adjusted by pre-financing.

2
Preliminary results.

        In 2002-2003, public sector investments should amount to $8 969 million, $1 487 million more than the previous year. This increase can be attributed mainly to the implementation of the public sector investment acceleration plan announced in the 2002-2003 Budget and to investments under Hydro-Québec's development plan.

TABLE 2.12

PUBLIC SECTOR INVESTMENTS
(in millions of dollars)

	1998-1999	1999-2000	2000-2001	2001-2002	2002-2003[1]
Government[2]	1 037	1 085	1 448	1 614	2 052
Educational institutions[3]	639	702	691	710	800
Health and social services institutions[3]	628	615	699	706	841
Hydro-Québec[4]	1 986	1 457	1 632	1 660	1 976
Other government enterprises[5]	341	376	666	934	970
Municipalities and municipal bodies[6]	1 941	1 703	1 601	1 858	2 330

Total	6 572	5 938	6 737	7 482	8 969

1	Preliminary results.
2
Government investments include its capital expenditures as well as grants and loans for investments made available to economic agents outside the public sector. Financial investments in other components of the public sector are therefore excluded. Government investments include those of consolidated organizations.
Sources: Public accounts of the gouvernement du Québec, Secrétariat du Conseil du trésor and ministère des Finances, de l'Économie et de la Recherche.
3
Investments by school boards, colleges, universities and health and social services institutions include the share paid by the government and that paid by the institutions themselves. It should be noted that the share paid by the government is financed by subsidies for debt service.
Sources: Secrétariat du Conseil du trésor and ministère des Finances, de l'Économie et de la Recherche.
4	Investments by Hydro-Québec are shown on a calendar-year basis. They exclude financial investments and commercial programs.
Sources: Hydro-Québec et ministère des Finances, de l'Économie et de la Recherche.
5
Investments by government enterprises correspond to the increase in long-term assets. They exclude consolidated organizations and the Société québécoise d'assainissement des eaux, whose investments are included under "government" and "municipalities and municipal bodies" respectively.
Sources: Financial statements of the enterprises of the gouvernement du Québec and ministère des Finances, de l'Économie et de la Recherche.
6	Investments by municipalities and municipal bodies include those related to water purification, public transportation and cultural and community facilities, as well as other municipal investments.
Sources: Secrétariat du Conseil du trésor, ministère des Affaires municipales et de la Métropole and ministère des Finances, de l'Économie et de la Recherche.

        The following table presents a comparative analysis of borrowings and investments by the public sector as a whole. Total net public sector borrowings include the change in the government's net retirement plans liability. Total net public sector borrowings are lower than public sector investments. In 2002-2003, the ratio of net borrowings to investments should be 0.41.

TABLE 2.13

TOTAL NET BORROWINGS AND INVESTMENTS BY THE PUBLIC SECTOR
(in millions of dollars)

	1998-1999	1999-2000	2000-2001	2001-2002	2002-2003[1]
Net long-term borrowings	-232	2 222	848	3 668	3 343
Change in the government's net retirement plans liability[2]	-10	-1 091	-226	-1 051	329

Total net borrowings	-242	1 131	622	2 617	3 672

Investments	6 572	5 938	6 737	7 482	8 969

Ratio	-0.04	0.19	0.09	0.35	0.41

1
Preliminary results.

2
This amount takes into account deposits made in the retirement plans sinking fund and the income of this fund.

TOTAL NET BORROWINGS1 AND INVESTMENTS BY THE PUBLIC SECTOR
(in millions of dollars)

1
Adjusted by pre-financing.

2
Preliminary results.

Long-term public sector debt

        The following table presents the change in long-term public sector debt, which includes the government's total debt as well as the debts of the networks, Hydro-Québec, the municipalities and other government enterprises. In many cases, this debt has served to finance public infrastructures, such as roads, schools, hospitals, hydroelectric dams and water purification plants.

        As at March 31, 2003, the public sector debt should amount to $177 327 million. Over the past five years, the ratio of public sector debt as a percentage of gross domestic product fell considerably, from 85.4% to 73.8%.

TABLE 2.14

LONG-TERM PUBLIC SECTOR DEBT1
(in millions of dollars)

As at March 31
	1999	2000	2001	2002	2003F
Total government debt[2]	99 572	100 546	102 741	105 172	108 726
Health and social services and education networks	7 582	7 645	8 787	9 588	10 971
Hydro-Québec	38 414	38 135	38 979	37 893	37 077
Other government enterprises	4 772	4 445	4 345	3 906	3 845
Municipalities and municipal bodies[3]	17 236	17 211	16 699	16 777	16 708

Total	167 576	167 982	171 551	173 336	177 327

F:
Forecast.

1
Including Treasury bills outstanding of the Consolidated Revenue Fund and the Financing Fund. As at March 31, 2003, Treasury bills outstanding are expected to amount to $2 109 million for the Consolidated Revenue Fund and $1 196 million for the Financing Fund. The Treasury bills of the Financing Fund are used to meet the long-term financial requirements of consolidated organizations, the Société québécoise d'assainissement des eaux and certain government enterprises.

2
Consolidated direct debt and net retirement plans liability, excluding pre-financing totalling $2 831 million in 1998-1999, $506 million in 1999-2000, $1 475 million in 2000-2001 and $1 154 million in 2001-2002 and that will total $4 053 million in 2002-2003.

3
Including the long-term debt of the Société québécoise d'assainissement des eaux.

LONG-TERM PUBLIC SECTOR DEBT
(as a percentage of GDP)

F:
Forecast.

HISTORICAL DATA AND PRELIMINARY RESULTS

TABLE 2.15

GOUVERNEMENT DU QUÉBEC

SUMMARY OF FINANCIAL TRANSACTIONS
(in millions of dollars)

	1999-2000	2000-2001	2001-2002	2002-2003 [1]
Budgetary transactions
Own-source revenue	41 076	42 904	41 004	43 712
Federal transfers	6 334	8 145	9 305	9 108

Total revenue	47 410	51 049	50 309	52 820

Operating expenditure	-40 031	-42 066	-43 976	-45 540
Debt service	-7 372	-7 606	-7 261	-7 280

Total expenditure	-47 403	-49 672	-51 237	-52 820

Budgetary reserve
Funds allocated to reserve	—	-950	—	—
Use of funds allocated to reserve to finance spending and maintain a balanced budget	—	—	950	—

Budgetary surplus after reserve	7	427	22	0

Non-budgetary transactions
Investments, loans and advances	-2 006	-1 632	-1 142	-1 966
Capital expenditures	-359	-473	-995	-1 642
Retirement plans	1 740	1 793	2 089	1 987
Other accounts	1 328	-631	-589	-306

Non-budgetary surplus (requirements)	703	-943	-637	-1 927

Net financial surplus (requirements)	710	-516	-615	-1 927

Financing transactions
Change in cash position	2 253	-473	132	-2 043
Change in direct debt[2]	-132	3 008	3 623	5 628
Retirement plans sinking fund[3]	-2 831	-2 019	-3 140	-1 658

Total financing of transactions	-710	516	615	1 927

Note:	A negative entry indicates a financial requirement and a positive entry, a source of financing. For the change in cash position, a negative entry indicates an increase and a positive entry, a decrease. For purposes of comparison, the data are presented on the basis of the 2003-2004 budgetary and financial structure.
1
The preliminary results for 2002-2003 are based on actual data recorded from April 2002 to January 2003 and on an estimate, as at February 28, 2003, of the February and March results for which transactions will be posted to 2002-2003 transactions up to the closing of the books.
2
The change in direct debt includes new borrowings less repayment of borrowings.
3
This sinking fund receives amounts to be used to cover retirement benefits payable by the government under the public and parapublic sector retirement plans. The income from this fund is accumulated in it and subtracted from the interest expenditure recorded with regard to the retirement plans liability.

TABLE 2.16

GOUVERNEMENT DU QUÉBEC

BUDGETARY REVENUE
(in millions of dollars)

	1999-2000	2000-2001	2001-2002	2002-2003
Own-source revenue
Income and property taxes
Personal income tax	16 074	17 116	15 923	16 207
Contributions to Health Services Fund	4 291	4 488	4 291	4 496
Corporate taxes[1]	3 643	4 217	4 029	3 681

	24 008	25 821	24 243	24 384

Consumption taxes
Sales	6 761	7 374	7 557	8 547
Fuel	1 560	1 536	1 536	1 610
Tobacco	498	483	652	943

	8 819	9 393	9 745	11 100

Duties and permits
Motor vehicles	667	646	662	677
Alcoholic beverages	139	146	140	160
Natural resources[2]	354	265	188	160
Other	182	180	177	172

	1 342	1 237	1 167	1 169

Miscellaneous
Sales of goods and services	422	406	412	439
Interest	363	390	395	370
Fines, forfeitures and recoveries	345	310	371	361

	1 130	1 106	1 178	1 170

Revenue from government enterprises
Société des alcools du Québec	442	471	489	540
Loto-Québec	1 289	1 358	1 352	1 354
Hydro-Québec	1 090	1 160	1 041	1 485
Other	1 106	507	-151	438

	3 927	3 496	2 731	3 817

Consolidated organizations	1 850	1 851	1 940	2 072

Total own-source revenue	41 076	42 904	41 004	43 712

Federal transfers
Programs
Equalization	4 387	5 650	5 336	5 315
Canada Health and Social Transfer	1 120	1 597	2 958	2 727
Contributions to welfare programs	11	—	—	—
Other transfers related to fiscal arrangements	11	30	27	34
Other programs	535	618	564	644
Consolidated organizations	270	250	420	388

Total federal transfers	6 334	8 145	9 305	9 108

Total budgetary revenue	47 410	51 049	50 309	52 820

1
Including tax on corporate profits, tax on capital and tax on insurance company premiums, as well as tax on telecommunications, gas and electricity beginning in 2000-2001.
2
Including forest, mining and hydraulic resources.

TABLE 2.17

GOUVERNEMENT DU QUÉBEC

BUDGETARY EXPENDITURE
(in millions of dollars)

Departments and agencies	1999-2000	2000-2001	2001-2002	2002-2003
Operating expenditure
Assemblée nationale	74	80	88	89
Personnes désignées par l'Assemblée nationale	41	42	50	60
Affaires municipales et Métropole	1 116	1 387	1 579	1 572
Agriculture, Pêcheries et Alimentation	514	714	651	643
Conseil du trésor, Administration et Fonction publique	372	434	465	472	[1]
Conseil exécutif	215	111	109	162
Culture et Communications	496	542	490	501
Éducation	9 825	10 130	10 548	11 028
Emploi, Solidarité sociale	4 064	4 095	4 067	4 108
Environnement	223	158	180	179
Famille, Enfance et Condition féminine	1 542	1 572	1 702	1 823
Faune et Parcs	79	148	122	120
Finances, Économie et Recherche
(excluding debt service)	757	942	878	1 032[1]
Justice	459	468	509	542
Régions	147	120	137	164
Relations avec les citoyens et Immigration	142	178	213	235
Relations internationales	98	104	111	107
Ressources naturelles	485	363	342	298
Revenu	721	715	613	745
Santé et Services sociaux	14 828	16 098	17 198	17 736
Sécurité publique	701	744	800	833
Tourisme, Loisir et Sport	173	152	160	158
Transports	1 578	1 507	1 412	1 432
Travail	81	79	88	65

Program spending	38 731	40 883	42 512	44 104
Consolidated organizations	1 300	1 183	1 464	1 436

Total operating expenditure	40 031	42 066	43 976	45 540

Debt service
Consolidated Revenue Fund	6 751	6 972	6 687	6 633
Consolidated organizations	621	634	574	647

Total debt service	7 372	7 606	7 261	7 280

Total budgetary expenditure	47 403	49 672	51 237	52 820

1
The preliminary results for 2002-2003 contain provisions that allow appropriations to be transferred to other departments and agencies between the date the Budget documents are produced and the end of the fiscal year.

TABLE 2.18

GOUVERNEMENT DU QUÉBEC

NON-BUDGETARY TRANSACTIONS
(in millions of dollars)

	1999-2000	2000-2001	2001-2002	2002-2003
Investments, loans and advances
Consolidated Revenue Fund
GOVERNMENT ENTERPRISES
SHARES AND INVESTMENTS :
Société générale de financement du Québec	-150	-350	-550	-300
Société Innovatech du Grand Montréal	-35	-42	-20	-58
Société Innovatech Québec et Chaudière-Appalaches	-9	-11	-29	-30
Société Innovatech Sud du Québec	-4	-6	-19	-11
Société Innovatech Régions ressources	-8	-13	-12	-11
Other	-1	-3	-18	-28

	-207	-425	-648	-438

CHANGE IN THE EQUITY VALUE OF INVESTMENTS	-1 782	-1 157	-371	-1 213

LOANS AND ADVANCES:
Société générale de financement du Québec	14	—	—	—
Other	10	—	—	-2

	24	—	—	-2

Total government enterprises	-1 965	-1 582	-1 019	-1 653
INDIVIDUALS, CORPORATIONS AND OTHERS	-53	-20	-173	-209
MUNICIPALITIES AND MUNICIPAL BODIES	6	1	4	2

	-2 012	-1 601	-1 188	-1 860
Consolidated organizations	6	-31	46	-106

Total investments, loans and advances	-2 006	-1 632	-1 142	-1 966

Capital expenditures
Consolidated Revenue Fund
Net investments	-85	-144	-135	-255
Amortization	354	334	193	202

	269	190	58	-53
Consolidated organizations	-628	-663	-1 053	-1 589

Total capital expenditures	-359	-473	-995	-1 642

	1999-2000	2000-2001	2001-2002	2002-2003
Retirement plans
CONTRIBUTIONS BY THE GOVERNMENT
Contributions by the government as employer:
RREGOP and PPMP:
Cost of constituted benefits[1]	743	990	1 014	1 113
Amortization of actuarial gain (-) or loss	82	66	141	144
Cost of changes	44	—	—	—
Other plans :
Cost of constituted benefits[1]	151	166	147	129
Amortization of actuarial gain (-) or loss	57	26	65	78
Cost of changes	—	—	28	—

Total government contribution	1 077	1 248	1 395	1 464

Contributions by independent employers	24	—	4	4
Participants' contributions	124	106	88	113

Total contributions	148	106	92	117

Benefits, repayments and administrative expenses	-2 336	-2 567	-2 720	-3 058

Interest on retirement plans liability charged to debt service[2]	2 851	3 006	3 322	3 464

Total retirement plans	1 740	1 793	2 089	1 987

Other accounts
Consolidated Revenue Fund	1 021	-490	-652	3
Consolidated organizations	307	-141	63	-309

Total other accounts	1 328	-631	-589	-306

Total non-budgetary transactions	703	-943	-637	-1 927

Note: A negative entry indicates a financial requirement and a positive entry, a source of financing.

1.
Cost of retirement benefits constituted during the fiscal year, calculated according to the accounting method that consists in distributing benefits in proportion to years of service.

2.
Excluding revenue generated by the retirement plans sinking fund.

23

TABLE 2.19

GOUVERNEMENT DU QUÉBEC

FINANCING TRANSACTIONS
(in millions of dollars)

	1999-2000	2000-2001	2001-2002	2002-2003
Change in cash position
Consolidated Revenue Fund	2 325	-969	323	-2 899
Consolidated organizations	-72	496	-191	856

Total change in cash position	2 253	-473	132	-2 043

Change in direct debt
Consolidated Revenue Fund
New borrowings	5 189	7 569	7 700	8 614
Repayment of borrowings	-5 509	-4 616	-4 890	-3 757

	-320	2 953	2 810	4 857

Consolidated organizations
New borrowings	891	1 025	1 311	1 839
Repayment of borrowings	-703	-970	-498	-1 068

	188	55	813	771

Total change in direct debt	-132	3 008	3 623	5 628

Retirement plans sinking fund[1]	-2 831	-2 019	-3 140	-1 658

Total financing of transactions	-710	516	615	1 927

Note:	A negative entry indicates a financial requirement and a positive entry, a source of financing. For the change in cash position, a negative entry indicates an increase and a positive entry, a decrease.

1
This sinking fund receives amounts to be used to cover retirement benefits payable by the government under the public and parapublic sector retirement plans. The income from this fund is accumulated in it and subtracted from the interest expenditure recorded with regard to the retirement plans liability.

TABLE 2.20

BORROWINGS FOR THE CONSOLIDATED REVENUE FUND IN 2002-2003

Amount in Canadian dollars[1]		Face value in foreign currency		Interest rate[2]		Date of issue	Date of maturity	Price to investor	Yield to investor[3]
(in millions)				%				$	%
493		—		6.00		April 8	2012-10-01	98.685	6.172
484		—		6.25		May 21	2032-06-01	96.727	6.499
748		US$489	[4]	5.00		July 17	2009-07-17	99.417	5.100
104		—		6.00		November 15	2012-10-01	104.251	5.437
200	[5]	—		4.50	[6]	November 29	2007-11-29	99.740	4.559
526		—		6.00		January 13	2012-10-01	105.120	5.317
418		—		6.25		January 27	2032-06-01	103.647	5.984
76	[7]	US$50		Variable		February 7	2013-02-07	100.000	Variable
1 628		€1000		4.25	[6]	February 27	2013-02-27	99.322	4.335
833	[8]	—		Various		Various	Various	Various	Various
149	[9]	—		Various		Various	Various	Various	Various
853	[10]	—		Various		Various	Various	Various	Various
557	[11]	—		Various		Various	Various	Various	Various
5	[12]	—		Various		Various	Various	Various	Various
271	[13]	—		Various		Various	Various	Various	Various
323	[14]	—		Various		Various	Various	Various	Various
946	[15]	Various		Various		Various	Various	Various	Various

8 614

1
Borrowings in foreign currency given in Canadian equivalent of their value on the date of borrowing.

2
Interest payable semi-annually except if another frequency is indicated in a note.

3
Yield to investor is determined on the basis of interest payable semi-annually.

4
The original borrowing totalled US$750 million, or CAN$1 148 million. An amount of CAN$400 million derived from this borrowing was advanced to the Financing Fund in order to be loaned to consolidated organizations.

5
Medium-term notes on the European market.

6
Interest payable annually.

7
Private borrowing.

8
Real return bonds. The principal and the interest rate of these bonds are adjusted according to the change in the Consumer Price Index in Canada.

9
Borrowings fully subscribed by the Caisse de dépôt et placement du Québec.

10
Medium-term notes on the Canadian market.

11
Savings products issued by Épargne Placements Québec.

12
Borrowings from the Canada Pension Plan Investment Fund.

13
Immigrant Investor Program.

14
Represents the net increase in Treasury bills outstanding during the fiscal year.

15
Amount received under interest rate and currency swap agreements.
Note:	The Québec government has credit agreements with various banks and financial institutions for a total of US$3 500 million. None of these credit agreements is being drawn upon.

TABLE 2.21

BORROWINGS FOR THE FINANCING FUND IN 2002-2003

	Amount in Canadian dollars[1]		Face value in foreign currency		Interest rate[2]		Date of issue	Date of maturity	Price to investor	Yield to investor[3]
	(in millions)				%				$	%
A. Borrowings for consolidated organizations
	496		—		6.00		April 26	2012-10-01	99.277	6.094
	50	[4]	—		6.00		May 3	2012-10-01	99.596	6.052
	55	[4]	—		6.00		May 10	2029-10-01	94.955	6.392
	22	[4]	—		6.00		June 12	2012-10-01	100.409	5.945
	400		US$261	[5]	5.00		July 17	2009-07-17	99.417	5.100
	53	[4]	—		6.25		September 6	2010-12-01	106.889	5.209
	52	[4]	—		6.00		September 6	2012-10-01	104.727	5.385
	75	[4]	—		Variable		October 15	2007-10-01	100.000	Variable
	19	[4]	—		6.50		October 15	2007-10-01	108.979	4.462
	417		—		6.00		November 15	2012-10-01	104.251	5.437
	100		—		6.25		January 27	2032-06-01	103.647	5.984
	100	[6]	—		4.50	[7]	February 6	2007-11-29	100.216	4.446

Sub-total	1 839

B. Borrowings for certain government enterprises
	101	[4]	—		6.25		June 19	2032-06-01	100.564	6.208
	62	[4]	—		6.00		September 19	2029-10-01	100.612	5.954

Sub-total	163

Total	2 002

1
Borrowings in foreign currency given in Canadian equivalent of their value on the date of borrowing.

2
Interest payable semi-annually except if another frequency is indicated in a note.

3
Yield to investor is determined on the basis of interest payable semi-annually.

4
Borrowings fully subscribed by the Caisse de dépôt et placement du Québec.

5
Amount derived from the borrowing of US$750 million (CAN$1 148 million) contracted by the Consolidated Revenue Fund.

6
Medium-term notes on the European market.

7
Interest payable annually.

TABLE 2.22

BORROWINGS BY FINANCEMENT-QUÉBEC IN 2002-2003

Amount in Canadian dollars[1]	Face value in foreign currency	Interest rate[2]		Date of issue	Date of maturity	Price to investor	Yield to investor[3]
(in millions)		%				$	%
495	—	5.75		April 2	2008-12-01	99.114	5.911
450[4]	€300	Variable	[5]	July 3	2008-12-03	99.892	Variable
525	—	5.75		September 12	2008-12-01	104.950	4.816
778	US$500	5.00		October 25	2012-10-25	99.232	5.099
-4[6]	Various	Various		Various	Various	Various	Various

2 244

1
Borrowings in foreign currency given in Canadian equivalent of their value on the date of borrowing.

2
Interest payable semi-annually except if another frequency is indicated in a note.

3
Yield to investor is determined on the basis of interest payable semi-annually.

4
Medium-term notes on the European market.

5
Interest payable quarterly.

6
Amount received (disbursed) under interest rate and currency swap agreements.

TABLE 2.23

BORROWINGS BY HYDRO-QUÉBEC IN 20021

Amount in Canadian dollars[2]	Face value in foreign currency	Interest rate[3]	Date of issue	Date of maturity	Price to investor	Yield to investor[4]
(in millions)		%			$	%
1 861[5]	—	Various	Various	Various	Various	Various
62[6]	Various	Various	Various	Various	Various	Various

1 923

1	Borrowings contracted as at December 31, 2002.
2	Borrowings in foreign currency given in Canadian equivalent of their value on the date of borrowing.
3	Interest payable semi-annually except if another frequency is indicated in a note.
4	Yield to investor is determined on the basis of interest payable semi-annually.
5	Medium-term notes on the Canadian market.
6	Amount received under interest rate and currency swap agreements.
Note:	Hydro-Québec has credit agreements with various banks and financial institutions for a total of US$1 500 million. None of the credit agreements was being drawn upon at December 31, 2002.

QuickLinks

The Government's Financial Position in 2002-2003 and Public Sector Borrowings
The government's financial transactions1
GOUVERNEMENT DU QUÉBEC SUMMARY OF CONSOLIDATED FINANCIAL TRANSACTIONS1 (in millions of dollars)
SUMMARY OF THE CHANGE IN OWN-SOURCE REVENUE (in millions of dollars)
SUMMARY OF THE CHANGE IN FEDERAL TRANSFERS (in millions of dollars)
IMPACT OF THE FEDERAL SOLUTION TO THE ERROR MADE BY CANADA CUSTOMS AND REVENUE AGENCY (in millions de dollars)
SUMMARY OF THE CHANGE IN BUDGETARY EXPENDITURE (in millions of dollars)
SUMMARY OF NON-BUDGETARY TRANSACTIONS (in millions of dollars)
SUMMARY OF CONSOLIDATED FINANCING TRANSACTIONS (in millions of dollars)
SUMMARY OF BORROWINGS IN 2002-2003 (in millions of dollars)
TOTAL ANTICIPATED GOVERNMENT DEBT AS AT MARCH 31, 2003 (in millions of dollars)
ANTICIPATED STRUCTURE OF THE TOTAL DEBT AS AT MARCH 31, 2003 (in millions of dollars)
PUBLIC SECTOR BORROWINGS, INVESTMENTS AND DEBT
NET LONG-TERM PUBLIC SECTOR BORROWINGS (in millions of dollars)
PUBLIC SECTOR INVESTMENTS (in millions of dollars)
TOTAL NET BORROWINGS AND INVESTMENTS BY THE PUBLIC SECTOR (in millions of dollars)
LONG-TERM PUBLIC SECTOR DEBT1 (in millions of dollars)
HISTORICAL DATA AND PRELIMINARY RESULTS
GOUVERNEMENT DU QUÉBEC SUMMARY OF FINANCIAL TRANSACTIONS (in millions of dollars)
GOUVERNEMENT DU QUÉBEC BUDGETARY REVENUE (in millions of dollars)
GOUVERNEMENT DU QUÉBEC BUDGETARY EXPENDITURE (in millions of dollars)
GOUVERNEMENT DU QUÉBEC NON-BUDGETARY TRANSACTIONS (in millions of dollars)
GOUVERNEMENT DU QUÉBEC FINANCING TRANSACTIONS (in millions of dollars)
BORROWINGS FOR THE CONSOLIDATED REVENUE FUND IN 2002-2003
BORROWINGS FOR THE FINANCING FUND IN 2002-2003
BORROWINGS BY FINANCEMENT-QUÉBEC IN 2002-2003
BORROWINGS BY HYDRO-QUÉBEC IN 20021